Exhibit 1.01

Griffon Corporation
2018 Conflict Minerals Report

Introduction

This report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) requiring certain SEC registrants to disclose (i) their use of Conflict Minerals (as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”)), (ii) whether those Conflict Minerals originate from the Covered Countries and (ii) whether the sale of those Conflict Minerals financed or benefited armed groups in the Covered Countries. Conflict Minerals include columbite-tantalite (referred to as coltan), cassiterite, gold, wolframite, and their derivatives, limited to tantalum, tin and tungsten (“3TG”). The Covered Countries for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Overview

This report has been prepared by Griffon Corporation (the “Company” or “Griffon”).

Company and Product Overview

Griffon is a diversified management and holding company that conducts business through wholly-owned subsidiaries. Griffon currently conducts its operations through two reportable segments:

•	Home & Building Products (“HBP”) segment consists of two companies, The AMES Companies, Inc. (“AMES”) and Clopay Building Products Company, Inc. (“CBP”):

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AMES, founded in 1774, is the leading North American manufacturer and a global provider of branded consumer and professional tools, landscaping products, and outdoor lifestyle solutions. On October 2, 2017, we acquired ClosetMaid, a leader in wood and wire closet organization, general living storage and wire garage storage products for homeowners and professionals.

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CBP, since 1964, is a leading manufacturer and marketer of residential and commercial garage doors and sells to professional dealers and some of the largest home center retail chains in North America. In 2018, we acquired CornellCookson, a leading U.S. manufacturer and marketer of rolling steel door and grille products designed for commercial, industrial, institutional, and retail use. CornellCookson will be included in our 2019 process and report.

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Defense Electronics segment consists of Telephonics Corporation (“Telephonics”), founded in 1933, a globally recognized leading provider of highly sophisticated intelligence, surveillance and communications solutions for defense, aerospace and commercial customers.

Reasonable Country of Origin Inquiry (“RCOI”) Process

The RCOI performed represented a reasonable inquiry conducted by us in good faith to identify the mine or location of origin. For 2018, we assessed our suppliers based on the likelihood that the products they supplied to us contain 3TG. We conducted our survey of the selected suppliers using the template developed by the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”). This commonly used Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and requests a listing of the smelters used by the company and its suppliers. The template also contains questions about the origin of Conflict Minerals included in the company’s products, as well as questions regarding supplier due diligence.

We evaluated each supplier response received against criteria such as completeness of responses in the Template and inconsistencies within the data they reported in the Template. We received responses from 17 suppliers indicating that their companies source from the Covered Countries.

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Due Diligence Process

Due Diligence Design
Griffon has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

•	Educating our employees and suppliers about Conflict Minerals;

•	Requesting in-scope suppliers to identify which of their products contain tin, tungsten, tantalum or gold, and, where applicable, to identify the smelter and the country of origin of these minerals;

•	Supporting the RMI;

•	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

Our compliance program has been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition (“OECD Guidance”), and the related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

Conflict Minerals Policy
We have adopted a Conflict Minerals policy, which is available on the Griffon website at the following URL: http://ir.griffon.com/phoenix.zhtml?c=86647&p=irol-govHighlights.

Analysis of Supplier Survey Responses

We compared the smelter information contained each supplier response to publicly available information, including a listing of smelters participating in the RMI’s Responsible Minerals Assurance Process (“RMAP”). RMAP identifies smelters and refiners that produce conflict-free materials, known as conformant smelters, which are verified through third-party audits.

We are unable to determine whether any of the 3TG minerals reported by our suppliers were contained in components or parts supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain. Based on the responses we received, we determined that some of our HBP and Telephonics’ products contain 3TG minerals, the origin of which is undeterminable at this time for the following reasons:

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The majority of the responses received indicated that the due diligence evaluations conducted by suppliers were not complete, as such, the suppliers are unable to fully respond to our survey request, including all smelter information.

•	Most responses were at a company level, rather than at a specific product level.

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We received responses from 17 suppliers indicating that their companies source from the Covered Countries. There is nothing in the responses received to date to suggest Griffon products contain any 3TG that directly or indirectly finance or benefit armed groups in the Covered Countries.

See Appendix A for a table of smelter information.

Other Required Disclosures

 Risk Mitigation

We are committed to conducting business in a lawful manner, in compliance with the Rule, and to supporting the reporting requirements of our customers under the Rule. In 2018, we continued our efforts by:

•	Continuing to support the RMI;

•	Contracting with laboratories to perform elemental analyses of selected products to determine whether they contain 3TG; and

•	Engaging with suppliers to continue to clarify requirements with them and improve the content of supplier responses.

We intend to continue to take these risk mitigation steps in our due diligence process to attempt to obtain more specific information, particularly for suppliers who indicate that they source from the Covered Countries.

Annual Reporting

In accordance with the OECD Guidance and the Rule, this report is available on our website www.griffon.com.

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Appendix A

Standard Smelters and Refiners Summary as of March 7, 2019

Smelters and refiners audited and determined to be RMAP Conformant	282
Active smelters and refiners	6
Smelters and refiners “not applicable” for conformant status	14
Total Smelters and Refiners	302

The information compiled in this listing has been reported to us by our in-scope direct suppliers or obtained from a certifying entity, such as RMAP. A conformant smelter is defined by RMAP as a smelter that has been audited and certified by a third party to be conflict-free. Active smelters are those that have been verified to exist as smelting operations. Smelters determined to be not applicable may not be eligible to participate in the RMAP if they are down steam from a smelter or refiner.
It is difficult to confirm the accuracy of information that was collected and transmitted through many levels of the supply chain. In many cases, the information was provided to us for all products sold by our suppliers and therefore is not necessarily limited to facilities that have confirmed to contribute necessary 3TG for a Griffon product. None of our suppliers indicated in their responses that they were using minerals from sources known to support conflict. As our due diligence process progresses, our listing may change to reflect improvements in the quality of information provided to us.

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